UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

(Name of Subject Company (Issuer))

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

(Name of Filing Person(s) (Issuer))

CLASS D, CLASS I, CLASS M AND CLASS S SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

00640Q207 (CLASS D); 00640Q108 (CLASS I); 00640Q306 (CLASS M); 00640Q405 (CLASS S)

(CUSIP Number of Class of Securities)

Eric R. Mansell

Adams Street Advisors, LLC

One North Wacker Drive, Suite 2700

Chicago, IL 60606

(312) 553-7890

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

With a copy to:

Nicole M. Runyan, P.C.

Brad A. Green, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

August 14, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by Adams Street Private Equity Navigator Fund LLC, a non-diversified, closed-end management investment company organized as a Delaware limited liability company (the “Fund”), to purchase shares of limited liability company interests of the Fund (the “Shares”). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letter of Transmittal (attached as Exhibit (a)(1)(iii)), the Fund will purchase up to 5% of the Shares outstanding as of June 30, 2026 (or approximately $34,175,116, or approximately 3,009,845 Shares) that are tendered and not withdrawn prior to the end of the day on September 11, 2026, at 12:00 midnight, Eastern Time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is Adams Street Private Equity Navigator Fund LLC. The Fund’s principal executive office is located at One North Wacker Drive, Suite 2700, Chicago, IL 60606, and the telephone number is (312) 553-7890. The Fund’s investment adviser is Adams Street Advisors, LLC (the “Adviser”). The principal executive office of the Adviser is located at One North Wacker Drive, Suite 2700, Chicago, IL 60606. The Fund’s executive officers are Steve Landau, Eric Mansell, Vikas Sharma, Shannon Carlin and Lizzie Gomez, and the members of the Fund’s Board of Directors are William Adams IV, Victoria Herget, Frank Porcelli, James Walker and Miguel Gonzalo. The address of the Fund’s executive officers and directors is c/o Adams Street Advisors, LLC, One North Wacker Drive, Suite 2700, Chicago, IL 60606.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) The Fund commenced operations as a registered investment company on April 1, 2025 and has a fiscal year-end of March 31. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to shareholders of the Fund (“Shareholders”) pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the semi-annual period ended September 30, 2025, previously filed with the SEC on Form N-CSR on December 1, 2025.

Audited financial statements for the annual period ended March 31, 2026, previously filed with the SEC on Form N-CSR on June 1, 2026.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have earnings per share information.

(3) Not applicable.

(4)	Class D net asset value per Share: not applicable (no Class D Shares outstanding as of June 30, 2026).

Class I net asset value per Share of $11.36 (as of June 30, 2026).

Class M net asset value per Share of $11.32 (as of June 30, 2026).

Class S net asset value per Share of $11.33 (as of June 30, 2026).

(b) The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Tenders of Shares.

(b)	Calculation of the Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ADAMS STREET PRIVATE EQUITY NAVIGATOR FUND LLC

By:	/s/ Steve Landau
Name: Steve Landau
Title: President and Chief Executive Officer

August 14, 2026

EXHIBIT INDEX

EXHIBITS

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Tenders of Shares.

(b)	Calculation of the Filing Fee Tables.

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